SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

25 May 2006	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Reports the Filing of Two Lawsuits

NETANYA, Israel – May 25, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) reported that it was notified today that a purported class action lawsuit was filed against Matav in the District Court of Nazerath. The lawsuit challenges the legitimacy of the basic cable television subscription package offered by Matav to its subscribers since the early 1990s, claiming that it violates the terms of Matav’s initial cable franchise. The lawsuit claims that the initial cable franchise permitted the cable companies to offer only a basic subscription package in the “tiering” system at a certain fixed price, and that the Council for Cable and Satellite Broadcasting subsequently approved a more expansive basic package (known as “Super Basic”) for a higher fixed price. The lawsuit also asserts, among other things, that the Council was not authorized to approve this change and therefore this change is void. The lawsuit claims damages on behalf of 300,000 of Matav’s cable subscribers over a 15-year period based on the difference in price between the initial package and the expanded “Super Basic” package, for an aggregate amount of approximately $1.07 billion, and request a court order requiring Matav to offer a more basic subscription package at a lower price. Matav is in the initial stage of reviewing and evaluating this lawsuit.

Matav also reported that it was notified today that a purported class action lawsuit was filed in the District Court of Tel Aviv-Jaffa against “HOT Cable Television Broadcasts” claiming damages incurred from last week’s telephone interconnect transmission failures described in Matav’s press release of May 18, 2006. Bezeq – Israel Communications Corporation Ltd. was also named as a defendant in the lawsuit due to its role in the transmission failure. Matav owns approximately 26.6% of HOT Telecom, a limited partnership owned by Israel’s three cable companies that provides telephony services to subscribers. The lawsuit claims damages on behalf of all subscribers in the aggregate amount of approximately $22 million. Matav is in the initial stage of reviewing and evaluating this lawsuit.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the Israeli cable subscriber market. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
   Ori Gur Arieh, General Counsel
   Matav-Cable Systems Media Ltd.
   Tel.: +972-77-7077031

   Ayelet Shiloni
   Integrated Investor Relations
   Tel.:+1-866-447-8633
   Tel.:+972-52-6863-336
   ayelet@integratedir.com

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